

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

January 8, 2008

Via U.S. Mail and Fax (520) 844-1118
Mr. Jon Young
Chief Financial Officer
Liberty Star Uranium & Metals Corp.
3024 E. Fort Lowell Road
Tuscon, AZ 85716

> **Re: Liberty Star Uranium & Metals Corp.**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
> **Filed March 15, 2007**
> **File No. 0-50071**
>
> **Form 10-Q for the Period Ended October 31, 2007**
> **Filed December 14, 2007**

Dear Mr. Young:

We have reviewed your Form 10-KSB for the Fiscal Year Ended January 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Note 7 – Common stock, page 68

1. We note your Standby Equity Distribution Agreement with Cornell Capital Partners, and your issuance of approximately 3.7 million shares in the past fiscal year in exchange for cash proceeds, or an advance. Citing the appropriate accounting literature, tell us and disclose more specifically how you account for these transactions, including the 4% discount received by Cornell Capital Partners.

Item 8A. Controls and Procedures, page 79

2. We note your evaluation was carried out under the supervision and with the participation of your principal officer and principal financial officer. Revise your disclosure to comply with Item 307 of Regulation S-B, and tell us specifically who performed the evaluation and who has concluded your disclosure controls and procedures are effective.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

/s/ Chris White

Christopher White
Branch Chief Accountant